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                                  EXHIBIT 21
                   SUBSIDIARIES OF VERSA TECHNOLOGIES, INC.
                                MARCH 31, 1996



          Moxness Products, Inc.            Wisconsin            100%

          Versa Medical Technologies, Inc.  Wisconsin            100%
                Mox-Med, Inc.               Wisconsin            100%

          Versa/Tek Export Company, Inc.    U.S. Virgin Islands  100%

          Eder Industries, Inc.             Wisconsin            100%